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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Emergent BioSolutions Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
29089Q105
(CUSIP Number)
March 27, 2008
(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29089Q105	13G	Page	2	of	4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax Europe IV GP Co. Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Guernsey, Channel Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0%

12	TYPE OF REPORTING PERSON (See Instructions)

	CO

Item 1(a). Name of Issuer:
          Emergent BioSolutions, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
          2273 Research Blvd, Suite 400, Rockville, Maryland 20850
Item 2(a). Name of Person Filing:
          Apax Europe IV GP Co. Limited, a Guernsey corporation, in its capacity as the General Partner of Apax Europe IV, GP L.P., which is the Managing General Partner of the following funds:
Apax Europe IV — A, L.P.
Apax Europe IV — B, L.P.
Apax Europe IV — C GmbH & Co. KG
Apax Europe IV — D, L.P.
Apax Europe IV — E, L.P.
Apax Europe IV — F, C.V.
Apax Europe IV — G, C.V.
Item 2(b). Address of Principal Business Office or, if None, Residence:
          The principal business address of Apax Europe IV GP Co. Limited is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, Guernsey, Channel Islands GY1 6JL.
Item 2(c). Citizenship:
          Guernsey, Channel Islands
Item 2(d). Title of Class of Securities:
          Common Stock, $0.001 par value
Item 2(e). CUSIP Number:
          29089Q105
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a).	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b).	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c).	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d).	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e).	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f).	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F);
(g).	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h).	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i).	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j).	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable
Item 4. Ownership.

Page 3 of 4 Pages

Item 4(a). Amount beneficially owned.
          0
Item 4(b). Percent of Class.
          0%
Item 4(c). Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0
(ii)	shared power to vote or to direct the vote:	0
(iii)	sole power to dispose or to direct the disposition of:	0
(iv)	shared power to dispose or to direct the disposition of:	0
Item 5. Ownership of Five Percent or less of a Class.
            If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☑.
Item 6. Ownership of more than Five Percent on behalf of another person.
            Not applicable.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being reported on by the Parent Holding
            Company.
            Not applicable.
Item 8. Identification and Classification of Members of the Group.
            Not applicable.
Item 9. Notice of Dissolution of Group.
            Not applicable.
Item 10. Certifications.
              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APAX EUROPE IV GP CO. LIMITED
By:	/s/ Denise J. Fallaize
	Name:	Denise J. Fallaize
	Title:	Director

Date: October 7, 2008

Page 4 of 4 Pages